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02018121

SECURIT...   ...ISSION

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-26740

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING _____12/27/00_____ AND ENDING _____12/26/01_____
                                                            MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:
National Financial Services LLC

RECD S.E.C.

FEB 2 5 2002

513

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

53 State Street MZ G10G
                                 (No. and Street)

Boston   Massachusetts   02109
      (City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jeffrey S. Wallace   617-563-9941
                                                                             (Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
                          (Name - if individual, state last, first, middle name)

Two World Financial Center   NY   NY   10281-1414
      (Address)   (City)   (State)   (Zip Code)

CHECK ONE:

[X] Certified Public Accountant

[ ] Public Accountant

[ ] Accountant not resident in United States or any of its possessions.

PROCESSED

MAR 2 1 2002

THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be
supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).
SEC 1410 (3;91)

NATIONAL FINANCIAL SERVICES LLC AND SUBSIDIARIES
(S.E.C. I.D. No. 8-26740)

CONSOLIDATED STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 26, 2001
AND
INDEPENDENT AUDITORS' REPORT
AND
SUPPLEMENTAL REPORT ON INTERNAL CONTROL

****

Filed pursuant to Rule 17a-5(e)(3)
under the Securities Exchange Act of 1934 as
a PUBLIC DOCUMENT.

Deloitte & Touche LLP
Two World Financial Center
New York, New York 10281-1414

Tel: (212) 436-2000
Fax: (212) 436-5000
www.us.deloitte.com

**Deloitte
& Touche**

INDEPENDENT AUDITORS' REPORT

National Financial Services LLC

We have audited the accompanying consolidated statement of financial condition of National Financial Services LLC and subsidiaries (collectively referred to as the "Company") as of December 26, 2001, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This consolidated financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this consolidated financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. Our procedures included a review of the Company's control activities for safeguarding securities. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such consolidated financial statement presents fairly, in all material respects, the financial position of National Financial Services LLC and subsidiaries at December 26, 2001, in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP

January 22, 2002

**Deloitte
Touche
Tohmatsu**

NATIONAL FINANCIAL SERVICES LLC AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 26, 2001
(In Thousands)

ASSETS

Cash	$ 5,746
Cash and resale agreements segregated under federal regulations	6,631,147
Securities borrowed	1,383,543
Receivable from brokers, dealers and clearing organizations	1,687,366
Receivable from customers	6,232,146
Securities owned - at market value	409,475
Resale agreements	79,693
Furniture, office equipment and leasehold improvements, at cost, less accumulated depreciation and amortization of $34,148	29,822
Other assets	88,989
TOTAL ASSETS	**$ 16,547,927**

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES:

Short-term borrowings	$ 467,422
Securities loaned	1,787,540
Payable to brokers, dealers and clearing organizations	1,690,953
Payable to customers	10,924,325
Securities sold but not yet purchased, at market value	168,220
Payable to affiliate	333,794
Accrued expenses and other liabilities	106,940
	15,479,194
MEMBER'S EQUITY	1,068,733
TOTAL LIABILITIES AND MEMBER'S EQUITY	$ 16,547,927

See notes to consolidated statement of financial condition.

NATIONAL FINANCIAL SERVICES LLC AND SUBSIDIARIES

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation - The consolidated statement of financial condition includes the accounts of National Financial Services LLC ("NFS") and its wholly-owned subsidiaries, Integrity Fund, Inc. and Combined Collateral LLC, collectively referred to as the Company. All material intercompany balances have been eliminated.

Description of Business - NFS is wholly-owned by Fidelity Global Brokerage Group, Inc. (the "Parent"), a wholly-owned subsidiary of FMR Corp. ("FMR").

NFS is a registered broker and dealer and a member of The New York Stock Exchange, Inc. and various other national and regional exchanges. NFS' customer base includes institutional and individual investors, other brokers and dealers and domestic corporations, all of which effect transactions in a wide array of financial instruments. NFS engages in brokerage, clearance, custody and financing activities for a diverse group of correspondent brokers and dealers. NFS also trades on a proprietary basis for itself and the correspondent firms for which it clears.

Securities Transactions - Proprietary inventory transactions, commission revenue, clearing fees and related expenses are recorded on a trade date basis.

Use of Estimates - The preparation of the consolidated statement of financial condition in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingencies in the consolidated statement of financial condition. Actual results could differ from the estimates included in the consolidated statement of financial condition.

Furniture, Office Equipment and Leasehold Improvements - Depreciation of furniture and office equipment is computed on a straight-line basis using estimated useful lives which range from five to ten years. Amortization of leasehold improvements is provided on a straight-line basis over the lesser of their useful lives or the life of the lease.

Collateralized Securities Transactions - Resale agreements are accounted for as collateralized financing transactions and are recorded at their contractual amounts including accrued interest. These agreements are generally collateralized by U.S. government and government agency securities. It is the Company's policy to take possession of securities purchased under resale agreements with a market value in excess of the principal amount loaned plus accrued interest to collateralize these transactions. This collateral is valued daily and the Company may require counterparties to deposit additional securities or return securities pledged when appropriate. A portion of securities obtained as collateral under resale agreements are segregated for the exclusive benefit of customers pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934.

Securities borrowed and securities loaned are recorded at the amount of cash collateral advanced or received in connection with the transactions. Securities borrowed transactions require the Company to provide the counterparty with cash collateral, whereas the Company receives cash collateral in securities

loaned transactions. The amount of cash collateral required to be deposited is an amount in excess of the market value of the securities borrowed or loaned. It is the Company's policy to monitor the market value of the securities on a daily basis, with additional collateral obtained or refunded as necessary.

Income Taxes - The Company is disregarded as an entity separate from its owner and its operations will be included in the Federal and state income tax returns of its Parent, the Company's sole member.

Fair Value of Financial Instruments - Assets, including cash, resale agreements, securities borrowed and receivables, are carried at amounts which approximate fair value. Securities owned and securities sold but not yet purchased are valued at market using quoted market prices for actual or similar instruments. Short-term borrowings, securities loaned, accrued expenses, other liabilities and all payables are carried at amounts which approximate fair value.

2. CONCENTRATIONS OF CREDIT RISK

The Company provides investment, financing and related services to a diverse group of domestic customers, including institutional and individual investors and brokers and dealers. The Company's exposure to credit risk associated with these transactions is measured on an individual customer or counterparty basis. To reduce the potential for risk concentration, credit limits are established and continually monitored in light of changing customer and market conditions. In the normal course of providing such services, the Company requires collateral on a basis consistent with industry practice or regulatory requirements. The type and amount of collateral is continually monitored and counterparties are required to provide additional collateral as necessary.

3. NET CAPITAL REQUIREMENTS

As a registered broker and dealer and member of The New York Stock Exchange, Inc., NFS is subject to the Uniform Net Capital Rule 15c3-1 (the "Rule") under the Securities Exchange Act of 1934. NFS has elected the alternative method permitted by the Rule which requires that minimum net capital, as defined, be the greater of $1,000 or 2% of aggregate debit items, as defined, arising from customer transactions. At December 26, 2001, NFS had net capital of $933,139, as defined, which was 14.49% of aggregate debit items and exceeded its minimum requirement by $804,303.

4. TRANSACTIONS WITH AFFILIATED COMPANIES

The Company earned commissions and clearing fees for executing and clearing securities transactions on a fully disclosed basis for Fidelity Brokerage Services LLC and the Fidelity Group of mutual funds.

The Company earned fees from affiliated companies related to mutual fund transactions and balances. Various charges, such as occupancy, administration, computer processing, systems development and certain employee benefits, are allocated to the Company by affiliated companies. Receivables and payables resulting from transactions with affiliated companies are settled directly with FMR. Payable to affiliate represents the amounts due to FMR based on the above transactions. The amounts are non-interest bearing and settle in the normal course of business.

5. EMPLOYEE BENEFIT PLANS

The Company participates in FMR's noncontributory trusteed pension plan covering substantially all employees. The Company also participates in FMR's defined contribution profit sharing plan and retirement plans covering substantially all eligible employees.

6. LIABILITY SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

On November 3, 1997, the Company entered into a revolving cash subordination agreement with an affiliated company that expires on November 3, 2007. The revolving cash subordination agreement bears interest at a variable rate which is adjusted quarterly. There was no balance outstanding under this agreement as of December 26, 2001.

The subordinated borrowing is available in computing net capital under the SEC's Uniform Net Capital Rule 15c3-1. To the extent that the borrowing is required for NFS' continued compliance with minimum net capital requirements, it may not be repaid.

7. COMMITMENTS AND CONTINGENCIES

Assets Pledged and Other Secured Transactions - In the normal course of business, the Company executes, settles and finances customer, correspondent and proprietary securities transactions. These activities may expose the Company to off-balance-sheet risk arising from the potential that the customer or counterparty may fail to satisfy its obligations and the collateral will be insufficient. In these situations, the Company may be required to purchase or sell financial instruments at unfavorable market prices to satisfy obligations to customers and counterparties.

Customer transactions include the sale of securities not yet purchased (short sales) and the writing of options. The Company records customer transactions on a settlement date basis, which is generally three business days after trade date.

The Company seeks to control the risks associated with its customer and correspondent activities by requiring customers and correspondents to maintain margin collateral in compliance with various regulatory and internal guidelines. The Company monitors trade date customer and correspondent exposure and collateral values daily and requires customers and correspondents to deposit additional collateral or reduce positions when necessary.

In the normal course of business, the Company borrows and lends securities to finance securities transactions and to facilitate the settlement process. In loaning securities, the Company utilizes securities owned by customers collateralizing margin debt and securities borrowed.

Liabilities to other brokers and dealers related to unsettled transactions (e.g., securities failed to receive) are recorded at the amounts for which the securities were acquired and are paid upon the receipt of securities from the other brokers and dealers.

The Company seeks to control the risks associated with these transactions by establishing and monitoring credit limits for significant counterparties for each type of transaction and monitoring collateral and transaction levels daily.

In September 2000, the Financial Accounting Standards Board released Statement of Financial Accounting Standard ("SFAS") No. 140, *Accounting for Transfers and Servicing of Financial Assets and Extinguishment of Liabilities*, a replacement of SFAS No. 125. The provisions of SFAS No. 140 relate primarily to the accounting and disclosures for collateral received or pledged in secured borrowing transactions.

The Company adopted the provisions of this statement that were required to be adopted in the second quarter of 2001. The provisions provide new guidance for determining whether a transfer of assets should be accounted for as a sale or a secured borrowing, and also change the accounting for certain securities lending transactions. The adoption of the new provisions had no impact on the Company's Consolidated

Statement of Financial Condition as of December 26, 2001. At December 26, 2001, the fair value of securities received as collateral where the Company was permitted to sell or repledge the securities was $16,690,000 and the fair value of the portion that had been sold or repledged was $2,215,000.

Leases - The Company occupies office space under noncancelable leases expiring at various dates through 2012. Future minimum rentals under these leases are $2,287, $5,934, $5,937, $5,617 and $5,394 for each of the years ending December 2002 through December 2006, respectively, and $31,012 thereafter. Certain leases contain escalation clauses and renewal options.

Risks and Uncertainties - The Company generates a significant portion of its revenues by providing securities trading, brokerage and clearing activities to domestic customers. Revenues for these services are transaction based. As a result, the Company's revenues could vary based on the performance of financial markets around the world. The Company's financing is sensitive to interest rate fluctuations that may have an impact on the Company's profitability.

Litigation - In the normal course of business, the Company has been named as a defendant in several legal actions and lawsuits. Although the ultimate outcome of these actions cannot be ascertained at this time, it is the opinion of management, after consultation with counsel, that the resolution of such actions will not have a material adverse effect on the statement of financial condition.

Other - The Company has satisfied margin requirements with the Options Clearing Corporation of $200,461 by obtaining standby letters of credit.

The Company is obligated under an asset purchase agreement to pay the seller cash consideration and contingent payments based on the pretax earnings of the NASDAQ market making business, as defined, for each of the years in the six-year period ending June 30, 2002.

8. SEPTEMBER 11TH RELATED EVENTS

As a result of damage sustained from the September 11, 2001 terrorist attacks on the World Trade Center in New York, the Company's workforce located in the World Financial Center complex was displaced. Through the implementation of its business recovery plan, the Company has relocated its displaced employees to temporary facilities. As of December 26, 2001, the Company has recorded a September 11th related insurance receivable for damaged assets, the purchase of replacement equipment, on-going contingency operations and employee relocation. It is the opinion of management that any expenses incurred that will not be recoverable through insurance will not be material in relation to the consolidated financial statements.

* * * * * *

Deloitte & Touche LLP
Two World Financial Center
New York, New York 10281-1414

Tel: (212) 436-2000
Fax: (212) 436-5000
www.us.deloitte.com

Deloitte & Touche

January 22, 2002

National Financial Services LLC
53 State Street G10G
Boston, Massachusetts 02109

In planning and performing our audit of the consolidated financial statements of National Financial Services LLC and subsidiaries (the "Company") for the year ended December 26, 2001 (on which we issued our report dated January 22, 2002), we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing an opinion on the consolidated financial statements and not to provide assurance on the Company's internal control.

Also, as required by Rule 17a-5(g)(1) under the Securities Exchange Act of 1934, we have made a study of the practices and procedures followed by the Company (including tests of compliance with such practices and procedures) that we considered relevant to the objectives stated in Rule 17a-5(g): (1) in making the periodic computations of aggregate debits and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e) (including the practices and procedures followed by the Company in making the periodic computation of the proprietary accounts of introducing brokers ("PAIB")); (2) in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13; (3) in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System; and (4) in obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control and of the practices and procedures, and to assess whether those practices and procedures can be expected to achieve the Securities and Exchange Commission's (the "Commission") above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized acquisition, use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.



Deloitte
Touche
Tohmatsu

Because of inherent limitations in any internal control or the practices and procedures referred to above, misstatements due to error or fraud may occur and not be detected. Also, projections of any evaluation of the internal control or of such practices and procedures to future periods are subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with the practices or procedures may deteriorate.

Our consideration of the Company's internal control would not necessarily disclose all matters in the Company's internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the consolidated financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the Company's internal control and its operation, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 26, 2001, to meet the Commission's objectives.

This report is intended solely for the information and use of the board of directors, management, the Securities and Exchange Commission, The New York Stock Exchange, Inc. and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Deloitte & Touche LLP